

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

Via E-mail
Mr. Robert Dykes
EVP and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

      Re: **VeriFone Systems, Inc.**
                Form 10-K for the Fiscal Year Ended October 31, 2011
                Filed December 23, 2011
                Form 10-Q for the Quarterly Period Ended April 30, 2012
                Filed June 11, 2012
                Form 8-K/A filed August 10, 2011
                Form 8-K/A filed March 19, 2012
                File No. 001-32465

Dear Mr. Dykes:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Patrick Gilmore

                        Patrick Gilmore
                        Accounting Branch Chief